Exhibit 99.1

VIQ Solutions Unveils Their Next Generation of AI Driven Transcription and Workflow Technology

PHOENIX, ARIZONA, November 2, 2023 — VIQ Solutions (“VIQ”, “VIQ Solutions” or the “Company”) (TSX: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription, announces the latest enhancements to its NetScribeTM Ecosystem.

As a part of the ecosystem, NetScribeTM Connect plays an integral role as a web application that streamlines transcript processing and review. The latest version of NetScribe Connect boasts a revamped User Interface (UI) and an enhanced User Experience (UX), based on real industry and user feedback. The updated UI allows users to seamlessly navigate the platform, while the improved UX incorporates transcript editing tools. It will now be easier than ever to request, view, and refine transcripts, thereby improving workflow efficiency.

"We are excited to introduce these enhancements to our solutions," said Susan Sumner, President and Chief Operating Officer at VIQ Solutions. "Our commitment to focusing on UX has driven us to expand NetScribe Connect to be even more compelling to our clients. With these improvements, we are proud to set a new benchmark for efficiency and accuracy in the transcription industry. Utilizing AI to drive productivity gains has always been at the forefront of our strategy but bringing these new tools to our customers is game changing."

NetScribe Connect’s latest standout feature is in-app editing of transcripts synced with video playback. This advancement allows users to review visual content side by side with the transcribed text to gain a deeper level of insight and guarantee precision. The new editing feature allows users to quickly proofread transcripts and make changes within the secure ecosystem versus downloading to edit in a third-party application.

To enhance its speech-to-text accuracy, VIQ Solutions has integrated domain-specific language models into its AI platform. These specialized models are tailored from industry datasets and trained to handle jargon and terminology unique to specific industries and regions, ensuring high fidelity and contextually relevant transcripts. This advancement reinforces VIQ's commitment to providing transcription solutions that cater to the unique needs of its diverse client base, including Courts, Law Firms, Law Enforcement, Insurance and Media Broadcasting.

In response to the global nature of VIQ’s business, users can now request AI enabled translation and transcription services for common non-English languages, including Spanish, French, German, Dutch and beyond. This expansion in language capabilities makes VIQ’s speech recognition a versatile and inclusive solution for organizations worldwide.

Along with the hallmark feature of automatic multi-speaker identification and formatting, these updates reaffirm VIQ’s commitment to advancing the transcription industry. These unique capabilities significantly reduce the time required for manual formatting and transcription, providing world-class transcription solutions to a wide range of clients.

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Media Contact:

Tim Johnson, SVP, International Sales, VIQ Solutions

marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

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About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the benefits of the NetScribe enhancements and the Company’s strategy. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s strategy and objectives. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form for its most recently completed financial year ended December 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedarplus.ca and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.